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SEC 1473 (09-02)
                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 3                                      WASHINGTON, DC 20549                                     OMB APPROVAL
-------------------------           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES           ------------------------------
                                                                                                       OMB Number:        3235-0104
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   January 31, 2005
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
                                       Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
                                                                                                      ------------------------------

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer Name AND Ticker or Trading Symbol
                                               Statement (Month/Day/Year)

                                               03/25/2002                  American Home Mortgage Holdings, Inc.;AHMH
    Hozie        Stephen          A.        ----------------------------------------------------------------------------------------
    ------------------------------------    3. I.R.S. Identification      5. Relationship of Reporting  6. If Amendment, Date of
    (Last)        (First)      (Middle)        Number of Reporting           Person(s) to Issuer           Original
                                               Person, if an entity          (Check all applicable)        (Month/Day/Year)
    c/o American Home Mortgage Holdings        (voluntary)
    520 Broadhollow Road
    ------------------------------------                                     [ ] Director
                (Street)                                                     [X] Officer                ----------------------------
                                                                                 (give title below)     7. Individual or Joint/Group
                                                                             [ ] 10% Owner                 Filing
                                                                             [ ] Other                     (Check Applicable Line)
    Melville      New York       11747                                           (specify below)           [X] Form filed by One
    ------------------------------------                                                                       Reporting Person
    (City)        (State)        (Zip)                                       Chief Financial Officer       [ ] Form filed by More
                                                                             -------------------------         than One Reporting
                                                                                                               Person
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                                        TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                        2. Amount of Securities     3. Ownership Form: Direct (D)    4. Nature of Indirect
   (Instr. 4)                                  Beneficially Owned          or Indirect (I) (Instr. 5)       Beneficial Ownership
                                               (Instr. 4)                                                   (Instr. 5)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2

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
FORM 3 (CONTINUED)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of                2. Date Exer-           3. Title and Amount of         4. Conversion or    5. Ownership     6. Nature of
   Derivative                 cisable and             Securities Underlying          Exercise Price      Form of          Indirect
   Security                   Expiration              Derivative Security            of Derivative       Derivative       Beneficial
   (Instr. 4)                 Date                    (Instr. 4)                     Security            Securities:      Ownership
                              (Month/Day/Year)                                                           Direct (D) or    (Instr. 5)
                                                                                                         Indirect (I)
                                                                                                         (Instr. 5)
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                              Date      Expira-       Title               Amount or
                              Exer-     tion                              Number of
                              cisable   Date                              Shares
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Employee Stock Options          (1)    03/24/12     Common Stock, par       15,000        $14.40              D
(right to buy)                                      value $0.01 per share
                                                    ("common Stock)
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Explanation of Responses:

(1) On March 25, 2002, Mr. Hozie was granted options to purchase 15,000 shares of Common Stock. Mr. Hozie's options to purchase 7,500 shares of Common Stock become exercisable on March 25, 2004. Mr. Hozie's options to purchase the remaining 7,500 shares of Common Stock become exercisable on March 25, 2005.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


                     /s/ Stephen A. Hozie                     March 11, 2003
                     -----------------------------------   --------------------
                      ** Signature of Reporting Person             Date

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